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PARTICIPATE.COM
Online Community Management




VIA OVERNIGHT COURIER



May 25, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washinton, D.C. 20549-1004

RE:  PARTICIPATE.COM, INC. REGISTRATION STATEMENT ON FORM S-1 (FILE NO.
     333-34664)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Participate.com, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-34664 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. No offers or sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement.

If you have any questions, please call Kathleen Bloch or John Turner of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

Very truly yours,

/s/ Alan K. Warms

Alan K. Warms
Chief Executive Officer


cc:
Kathleen Bloch, WSGR
John Turner, WSGR